SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For immediate release                                                                        3 November 2005

                                                    SkyePharma PLC ("the Company")
                                                Notification of Interests of Directors

The Company has been informed of the following  transactions  by directors in respect of the Ordinary Shares to be issued on 3 November
2005 under the Company's rights issue:

Mr Michael Ashton has acquired a beneficial  interest in 115,651  Ordinary  Shares at a price of 30 pence per share. As a result of the transaction, Mr Ashton now has a beneficial interest in 686,610 Ordinary Shares in the Company.

Sir Michael Beavis has acquired a beneficial  interest in 62,059  Ordinary  Shares at a price of 30 pence per share. As a result of the transaction, Sir Michael now has a beneficial interest in 372,356 Ordinary Shares in the Company.

Mr Alan Bray has  acquired  a  beneficial  interest  in 20,000  Ordinary  Shares at a price of 30 pence per  share.  As a result of the transaction, Mr Bray now has a beneficial interest in 120,000 Ordinary Shares in the Company.

Dr David Ebsworth has acquired a beneficial  interest in 18,000  Ordinary  Shares at a price of 30 pence per share.  As a result of the transaction, Dr Ebsworth now has a beneficial interest in 108,000 Ordinary Shares in the Company.

Mr Ian  Gowrie-Smith  has acquired a beneficial  interest in a total of 331,706  Ordinary  Shares at a price of 30 pence per share as a result of the following  transactions:  Walkvale Limited,  a company in which Mr Ian Gowrie-Smith has a beneficial  interest,  has sold
232,500  nil-paid  rights at a price of 5.25  pence per right and  acquired  35,643  Ordinary  Shares at a price of 30 pence per share.
Estuary Investments  Limited, a company in which Mr Ian Gowrie-Smith has a beneficial  interest,  has sold 780,000 nil-paid rights at a price of 5.25 pence per right and acquired  128,650 Ordinary Shares at a price of 30 pence per share.  Pellinore  Holdings  Limited,  a company in which Mr Ian Gowrie-Smith has a beneficial  interest,  has acquired 98,972 Ordinary Shares at a price of 30 pence per share.
Thornaby Limited, a company in which Mr Ian Gowrie-Smith has a beneficial  interest,  has sold 80,000 nil-paid rights at a price of 6.5 pence per right and acquired 20,000 Ordinary  Shares at a price of 30 pence per share.  Mr Ian  Gowrie-Smith  has acquired a beneficial interest in 48,441 Ordinary Shares at a price of 30 pence per share.

As a result of these transactions, Mr Gowrie-Smith now has a beneficial interest in 7,452,744 Ordinary Shares in the Company.

Mr Stephen Harris has acquired a beneficial  interest in 26,216  Ordinary  Shares at a price of 30 pence per share.  As a result of the transaction, Mr Harris now has a beneficial interest in 157,299 Ordinary Shares in the Company.

Dr Keith Mansford has acquired a beneficial  interest in 13,588  Ordinary  Shares at a price of 30 pence per share.  As a result of the transaction, Dr Mansford now has a beneficial interest in 81,531 Ordinary Shares in the Company.

Mr Donald  Nicholson has acquired a beneficial  interest in 109,961  Ordinary  Shares at a price of 30 pence per share.  As a result of the transaction, Mr Nicholson now has a beneficial interest in 752,467 Ordinary Shares in the Company.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   November 3, 2005